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                                                                   Exhibit 11.1

                  Calculation of Primary Net Income per Share
                     (in thousands, except per share data)


                                          Nine Months
                        Year ended           ended
                      June 30, 1996     March 31, 1997
                      -------------     --------------
Net income               $15,063            $13,619

Weighted average
  shares outstanding
  during the period       20,897             20,897

Shares assumed
  outstanding to
  support dividend
  paid to
  Kennametal Inc.          1,176              1,176
                         -------            -------
Weighted average common
  and common equivalent
  shares outstanding
  during the period       21,272             21,272
                         =======            =======
Net income per share     $  0.71            $  0.64
                         =======            =======